FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period January 20, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI

NEWS RELEASE

Turin, 20 January 2006 - The Sanpaolo IMI Group today mandated Banca IMI S.p.A. and Merrill Lynch to place by Accelerated Global Tender (AGTSM), the shareholding in Fiat S.p.A. resulting from the conversionof the Fiat Convertible Facility, of 38,775,860 shares or 3.55% of the ordinary capital.

Following the sale, the remaining share is thus 0.837% of the ordinary capital held by Imi investimenti S.p.A.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com -Telefax +39 011 5552989

www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)

SALE OF FIAT SpA SHAREHOLDING COMPLETED

Turin, 20 January 2006: Sanpaolo IMI announced today the placement of the complete shareholding in FIAT SpA resulting from the conversion of the Fiat Convertible Facility, of 38,775,860 shares or 3.55% of the ordinary capital, at a unit price of 7.70 Euro per share.

The transaction was effected by Banca IMI and Merrill Lynch as Joint Bookrunners through an Accelerated Global Tender to major institutional investors in Italy and abroad.

Following the sale, the Sanpaolo IMI Group continues to hold a stake of 0.837% in the ordinary capital of FIAT, resulting from its pre-existing stable shareholding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: International Strategy, London Branch

Date: January 20, 2006